United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Empire Resources, Inc.

(Name of Issuer)

  Common Stock

(Title Class of Securities)

  29206E100

(CUSIP Number)

  Nathan Kahn

Sandra Kahn

c/o Empire Resources, Inc.

2115 Linwood Avenue

2nd Floor Fort Lee, NJ 07024

(201) 944-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or Rule 13d-1(f), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29206E100	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Nathan Kahn. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,822,523 (See Note (1) below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,822,523 (See Note (1) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,822523 (See Note (1) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%
14	TYPE OF REPORTING PERSON* IN

(1)	Nathan and Sandra Kahn share voting and investment power with respect to all shares reported. The reported ownership no longer includes any shares that might have been acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes of Empire Resources, Inc. due June 1, 2016 because those securities not converted prior to their being paid off at maturity by Empire Resources, Inc.

CUSIP No. 29206E100	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Sandra Kahn S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,822,523 (See Note (1) below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,822,523 (See Note (1) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,822,523 (See Note (1) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%
14	TYPE OF REPORTING PERSON* IN

(1)	Nathan and Sandra Kahn share voting and investment power with respect to all shares reported. The reported ownership no longer includes any shares that might have been acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes of Empire Resources, Inc. due June 1, 2016 because those securities not converted prior to their being paid off at maturity by Empire Resources, Inc.

CUSIP No. 29206E100	SCHEDULE 13D	Page 4 of 5 Pages

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed on September 18, 2015, as amend by Amendment No. 1 dated January 14, 2016 (as amended, the “Schedule 13D”), filed by Nathan Kahn and Sandra Kahn (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $.01 per share (the "Shares"), of Empire Resources, Inc, a Delaware corporation (the "Company").

Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Schedule 13D.

Items 6 and 7 of the Schedule 13D are hereby amended to add the following information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection the Company entering into an Agreement and Plan of Merger with Ta Chen Stainless Pipe Co., Ltd., a publicly-traded Taiwan (ROC) corporation (“Parent”), and Ta Chen Investment Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”) (the “Merger Agreement”), providing for, among other things, the commencement by Sub of a tender offer (the “Offer”) for all of the outstanding shares of Common Stock of the Company to be followed by a merger of Sub with and into the Company, the Reporting Persons entered into an agreement with Parent and Sub (the “Tender Agreement”) pursuant to which the Reporting Persons have agreed to tender all of the shares of Common Stock of the Company they own into the Offer and not to otherwise transfer any of such shares; provided that the Reporting Persons have the right to donate up to 82,000 shares to one or more charities without violating the terms of the Tender Agreement and, in such case, the obligations contained therein, including the obligation to tender such shares into the Offer, shall not apply. The Tender Agreement terminates if the Merger Agreement is terminated in accordance with its terms (including a termination in connection with the Company accepting another acquisition proposal in accordance with the terms of the Merger Agreement). The foregoing description of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, a copy of which is filed as an exhibit to this Amendment No. 2.

Except for the Tender Agreement, neither of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

CUSIP No. 29206E100	SCHEDULE 13D	Page 5 of 5 Pages

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Tender Agreement, dated as of March 30, 2017, among Nathan Kahn and Sandra Kahn, Ta Chen Stainless Pipe Co., Ltd. and Ta Chen Investment Corporation

March 31, 2017

	By:	/s/ Nathan Kahn
Name: Nathan Kahn, individually

	By:	/s/ Sandra Kahn
Name: Sandra Kahn, individually